AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 27, 2012

                                                          1933 ACT FILE NO. 333-
                                                   1940 ACT FILE NO. 811 - 03763
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                           REGISTRATION STATEMENT ON
                                    FORM S-6

                            ------------------------

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
                      SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

      A.    EXACT NAME OF TRUST: GUGGENHEIM DEFINED PORTFOLIOS, SERIES 995

      B.    NAME OF DEPOSITOR: GUGGENHEIM FUNDS DISTRIBUTORS, LLC

      C.    COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                       Guggenheim Funds Distributors, LLC
                           2455 Corporate West Drive
                             Lisle, Illinois 60532

      D.    NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

Copies to:

    KEVIN ROBINSON, ESQ.                       ERIC F. FESS
    General Counsel and Secretary              Chapman and Cutler LLP
    Guggenheim Funds Distributors, LLC         111 West Monroe Street
    2455 Corporate West Drive                  Chicago, Illinois 60603
    Lisle, Illinois  60532                     (312) 845-3000
    (630) 505-3736


It is proposed that this filing will become effective (check appropriate box)

/ /         immediately upon filing pursuant to paragraph (b)

/ /         on (date) pursuant to paragraph (b)

/ /         60 days after filing pursuant to paragraph (a)(1)

/ /         on (date) pursuant to paragraph (a)(1) of rule 485

/ / This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

      E. TITLE OF SECURITIES BEING REGISTERED: Units of fractional undivided beneficial interest.

      F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of the Registration Statement.

/ / Check box if it is proposed that this filing will become effective on (date) at (time) pursuant to Rule 487.

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The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.


                 PRELIMINARY PROSPECTUS DATED NOVEMBER 27, 2012

                   GUGGENHEIM DEFINED PORTFOLIOS, SERIES 995
                         Utilities Portfolio, Series 17
                            (the "Utilities Trust")
           Guggenheim Global Expansion & Dividend Portfolio, Series 6
              (the "Guggenheim Global Expansion & Dividend Trust")
        Guggenheim Global Infrastructure & Dividend Portfolio, Series 6
           (the "Guggenheim Global Infrastructure & Dividend Trust")


                           (A Unit Investment Trust)

      The above-referenced series is comprised of the Utilities Portfolio, Series 17, Guggenheim Global Expansion & Dividend Portfolio, Series 6 and Guggenheim Global Infrastructure & Dividend Portfolio, Series 6 (each, a "trust" and together, the "trusts").

      The attached final prospectus for the prior series of each respective trust is hereby used as the preliminary prospectus for the above-referenced Series. The narrative information and structure of the attached final prospectus will be substantially similar to that of the final prospectus for each trust in this Series. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not available as of this date and will be different because each series has a unique portfolio. Accordingly, the information contained herein with regard to the previous series of each trust should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous series of each trust.

      The registration statement relating to the units of this Series is not complete, may be changed and is not yet effective. Information contained herein is subject to completion or amendment. The units of this Series may neither be sold nor may an offer to buy such units be accepted prior to the time the registration statement becomes effective. This prospectus shall neither constitute an offer to sell nor be considered a solicitation of an offer to buy the units. There shall be no sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

      For purposes of the Utilities Trust incorporated herein by reference is the final prospectus for Series 924 (Registration No. 333-181395) as filed on July 25, 2012, which shall be used as the preliminary prospectus for such Utilities Trust. For purposes of the Guggenheim Global Expansion & Dividend Trust and Guggenheim Global Infrastructure & Dividend Trust incorporated herein by reference is the final prospectus for Series 893 (Registration No. 333-179958) as filed on April 16, 2012, which shall be used as the preliminary prospectus for such Guggenheim Global Expansion & Dividend Trust and Guggenheim Global Infrastructure & Dividend Trust.


                          UNDERTAKING TO FILE REPORTS

      Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                       CONTENTS OF REGISTRATION STATEMENT

      A.    Bonding Arrangements of Depositor:

      The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

                   INSURER/POLICY NO.                              AMOUNT

              National Union Fire Insurance
           Company of Pittsburgh, Pennsylvania
                         5692790                                 $4,000,000

      This Registration Statement comprises the following papers and documents.

                 The Facing Sheet
                 The Prospectus
                 The Signatures
                 Consents of Counsel
                 Exhibits

      The following exhibits:

      1.1   Reference Trust Agreement (to be supplied by amendment).

    1.1.1   Standard Terms and Conditions of Trust (Reference is made to Exhibit
            1.1.1 to Amendment No. 2 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 116 (File No. 333-72828) filed on December 18, 2001).

      2.1 Code of Ethics (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Claymore Securities Deferred Portfolios, Series 213 (File No. 333-122184) filed on February 9, 2005).

      3.1 Opinion of counsel as to legality of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

      3.2 Opinion of counsel as to Federal Income tax status of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

      3.3 Opinion of counsel as to New York Income tax status of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

      3.4 Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

      4.1 Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).

      6.0 Powers of Attorney authorizing Kevin Robinson to execute the Registration Statement. (Reference is made to Exhibit 6.0 to Amendment No. 1 to the Registration Statement on Form S-6 for Guggenheim Defined Portfolios, Series 909 (File No. 333-180859) filed on June 7, 2012).

      6.1 Power of Attorney authorizing Kevin Robinson to execute the Registration Statement. (Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 for Guggenheim Defined Portfolios, Series 989 (File No. 333-184537) filed on October 22,
            2012).

      Pursuant to the requirements of the Securities Act of 1933, the Registrant, Guggenheim Defined Portfolios, Series 995 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Lisle, and State of Illinois, on the 27th day of November, 2012.

                           GUGGENHEIM DEFINED PORTFOLIOS, SERIES 995, Registrant

                               By: GUGGENHEIM FUNDS DISTRIBUTORS, LLC, Depositor

                                                          By: /s/ Kevin Robinson
                                                          ----------------------
                                                                 Kevin Robinson,
                                                   General Counsel and Secretary

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

     SIGNATURE* **                        TITLE                                   DATE
                                                                               )  By:    /s/ Kevin Robinson
                                                                               )         ------------------
                                                                               )         Kevin Robinson
                                                                               )         Attorney-in-Fact*  **
                                                                               )
DONALD CACCIAPAGLIA*                    Chief Executive Officer and            )
                                        President of Guggenheim Funds          )         November 27, 2012
                                        Distributors, LLC                      )
                                                                               )
DOMINICK COGLIANDRO*                    Chief Operating Officer of             )         November 27, 2012
                                        Guggenheim Funds Distributors,         )
                                        LLC                                    )
                                                                               )
JULIE JACQUES**                         Treasurer of Guggenheim Funds          )         November 27, 2012
                                        Distributors, LLC                      )
                                                                               )
JULIE JACQUES**                         Principal Financial Officer of         )         November 27, 2012
                                        Guggenheim Funds Distributors,         )
                                        LLC                                    )
                                                                               )
FARHAN SHARAFF                          Chief Investment Officer of
                                        Guggenheim Funds Distributors,
                                        LLC

/s/ Kevin Robinson                      General Counsel and Secretary of                 November 27, 2012
------------------                      Guggenheim Funds Distributors,
KEVIN ROBINSON                          LLC

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*     An executed copy of the related powers of attorney were filed as Exhibit
      6.0 to Amendment No. 1 to the Registration Statement of Guggenheim Defined Portfolios, Series 909 on June 7, 2012.

** An executed copy of the related power of attorney was filed as Exhibit 6.1 to the Registration Statement of Guggenheim Defined Portfolios, Series 989 on October 22, 2012.



            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

                       CONSENT OF CHAPMAN AND CUTLER LLP

      The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibits 3.1 and 3.2 to the Registration Statement.

                        CONSENT OF DORSEY & WHITNEY LLP

      The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibits 3.3 and 3.4 to the Registration Statement.

                                   MEMORANDUM

                 Re: Guggenheim Defined Portfolios, Series 995

      The list of securities comprising the trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trust in the fund and the statement of financial condition of the new fund will be filed by amendment.

                                    1940 ACT

                             FORMS N-8A AND N-8B-2

      Form N-8A and Form N-8B-2 were filed in respect of Guggenheim Defined Portfolios, Series 718 (and subsequent series) (File No. 333-169214).

                                    1933 ACT

                                 THE INDENTURE

      The form of the proposed Standard Terms and Conditions of Trust is expected to be in all respects consistent with the form of the Standard Terms and Conditions of Trust dated December 18, 2001 relative to Claymore Securities Defined Portfolios, Series 116.

                                                          CHAPMAN AND CUTLER LLP

Chicago, Illinois
November 27, 2012